Exhibit e.3

KOPP FUNDS, INC.

SECOND AMENDMENT TO THE AMENDED AND

RESTATED DISTRIBUTION AGREEMENT

THIS SECOND AMENDMENT dated as of February 10, 2003 to the Amended and Restated Distribution Agreement, dated as of December 31, 1998, by and between Kopp Funds, Inc. and Centennial Lakes Capital, Inc., each a Minnesota corporation shall be as follows:

Effective January 1, 2002, the name Firstar Mutual Fund Services, LLC has been changed to U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company.  Accordingly, all references to Firstar Mutual Fund Services, LLC in this Agreement should be replaced with U.S. Bancorp Fund Services, LLC.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

The Corporation: KOPP FUNDS, INC.	The Distributor: CENTENNIAL LAKES CAPITAL, INC.
By: /s/ LeRoy C. Kopp Attest: /s/ K.S. Tillotson	By: /s/ John P. Flakne Attest: /s/ K.S. Tillotson